

Doug Jackson · 3rd

Principal, Shared Vision Marketing

Atlanta, Georgia · 500+ connections · Contact info

University of Michiga
Stephen M. Ross Scl

Providing services

Digital Marketing, Marketing Consulting, Social Media Marketing, Advertising, Content Strategy, Content Marketing, Brand Marketing, Email Marketing, Direct Mail Marketing, and Mobile Marketing

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Experience

Principal Cofounder

Shared Vision Marketing

Oct 2005 – Present · 15 yrs

Greater Atlanta Area

Co-founded a dynamic, independently owned, industry agnostic marketing and advertising agency with offices in Atlanta and Tampa. Shared Vision was created to fill the void between services traditionally offered by Advertising Agencies and Marketing Consultancies. We provid our clients with holistic, actionable plans AND breakthrough creative that is tightly coupled to their strategic objectives. We're an agency that proudly delivers both left and right brained services.

SVP of Consumer Services Division

Trinsic Communications

1999 – 2005 · 6 yrs

Tampa/St. Petersburg, Florida Area & Atlanta, GA

Member of Executive Team that led the company's IPO raising $120MM in December of 1999. As SVP of the Consumer Services Division, I developed and led the sales, marketing and product organizations for the company contributing to the company's growth from zero

USA Brand Marketing
The Coca-Cola Company
1995 – 1999 · 4 yrs
Greater Atlanta Area

Introduced, developed and accelerated demand for several brands within the Coca-Cola USA portfolio

Assistant Band Manager
The Kraft Heinz Company
1993 – 1995 · 2 yrs
White Plains, NY

Research, analysis, reporting, promotions, advertising

Marketing Internship
Procter & Gamble
1992 · less than a year
CIncinatti, Ohio

Brand Marketing Internship in Detergent/Soap Sector

Education

University of Michigan - Stephen M. Ross School of Business
Master of Business Administration (M.B.A.), Marketing
1991 – 1993

University of Virginia
Bachelor of Arts, English
1983 – 1987

Skills & Endorsements

Marketing Strategy · 93



Endorsed by **Matthew Kahn and 7 others who are highly skilled at this**

Endorsed by **7 of Doug's colleagues at Tı Communications**

Leadership · 67



Endorsed by **Robert Doggett, who is highly skilled at this**

Endorsed by **5 of Doug's colleagues at T Communications**

Strategic Planning · 54

Endorsed by **Antonio Hunter and 2 others who are highly skilled at this**

Endorsed by **3 of Doug's colleagues at T Communications**

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